

October 25, 2012

Via E-mail
Mr. Richard Shupe
Chief Financial Officer
United Security Bancshares
2126 Inyo Street
Fresno, California 93721

    Re: United Security Bancshares
             Form 10-K for the Fiscal Year Ended December 31, 2011
             Filed March 30, 2012
             Form 10-Q & 10-Q/A for the Quarterly Periods Ended June 30, 2012
             Filed August 14, 2012 and September 7, 2012
             File No. 000-32897

Dear Mr. Shupe:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

General

    1. Please use the correct file number of 000-32897 in future 1934 Act filings.

Notes to Consolidated Financial Statements
9. Taxes on Income, page 95

2. We note you recorded a net deferred tax asset of $11.4 million at December 31, 2011, which includes a related valuation allowance of $3.7 million. Further, we note you provide generalized disclosures regarding the realizability of the net deferred tax asset in the notes to the financial statements and MD&A. Please tell us and revise your future filings to specifically detail the positive and negative evidence used to support your decision under paragraphs 21 & 22 of ASC 740-10-30.

Form 10-Q for the Quarterly Period Ended June 30, 2012

Notes to Consolidated Financial Statements
2. Investment Securities Available for Sale and Other Investments, page 10

3. We note your disclosure regarding the company's use of a discounted cash flow valuation technique using a "Liquidation Scenario." In this regard, please tell us and expand future filings to state the valuation technique used on loans less than 60 or more days past due. In addition, tell us if this represents a change in company's OTTI methodology, the difference between the cash flow valuation technique used at December 31, 2011 and this technique, and if applicable, why this change was made.

4. We note your disclosure that as a result of the company's impairment evaluation you determined that there had been adverse changes in cash flows in all three of the company's private label mortgage-backed securities, and concluded that these three private label mortgage-backed securities were other-than-temporarily impaired. In this regard, you disclose that during the six months ended June 30, 2012, the company recorded OTTI expense of $172,000 on the two private label mortgage-backed securities. Please provide us your OTTI analysis regarding the private label mortgage-backed security that you stated was impaired but for which no impairment was taken or advise the staff, as applicable.

3. Loans and leases
Troubled Debt Restructurings, page 16

5. We note you had forty-two restructured loans totaling $16.8 million at June 30, 2012, forty-one restructured loans totaling $19.0 million at December 31, 2011, and forty-eight restructured loans totaling $24.9 million at December 31, 2010. Please tell us and revise future filings to provide a roll forward of your troubled debt restructurings (TDR) for each period presented and quantify the related allowance

for loan losses. In addition, disclose your accounting policy for removing loans from TDR classification.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Chris Harley at (202) 551-3695 or Sharon Blume at (202) 551-3474 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Sharon M. Blume

Sharon M. Blume
Assistant Chief Accountant